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CUSIP NO. 593261-10-0                                      Page 1 of 6 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        MIAMI COMPUTER SUPPLY CORPORATION
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)


                                   593261-10-0
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                                 (CUSIP Number)


                              Timothy B. Matz, Esq.
                            Jeffrey A. Koeppel, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300
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              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 6 Pages


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CUSIP NO. 593261-10-0                                      Page 2 of 6 Pages
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas C. Winstel
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                       (b)[ ]

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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or
      2(e)
      [ ]

      Not Applicable
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      VOTING POWER

      194,060
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8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
      VOTING POWER
      -0-
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9.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      DISPOSITIVE POWER

      194,060
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10.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
      DISPOSITIVE POWER

      -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      194,060
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.73%
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14.   TYPE OF REPORTING PERSON
      IN
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CUSIP NO. 593261-10-0                                      Page 3 of 6 Pages
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Item 1.  Security and Issuer

     This Statement relates to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, a company organized under the laws of Ohio (the "Issuer"). The address of the Issuer's principal executive office is 4750 Hempstead Station, Dayton, Ohio 45429.

Item 2.  Identity and Background

(a)  The reporting person filing this Statement is Thomas C. Winstel.

(b) The business address of the person filing this Statement is: 4750 Hempstead Station, Dayton, Ohio 45429.

(c) Thomas C. Winstel co-founded the Issuer and is a Director and Vice President - Presentation Products of the Issuer.

(d) During the past five years, the reporting person filing this Statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the reporting person filing this Statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person filing this Statement is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     As of the date hereof, the number of shares with respect to which Thomas C. Winstel may be deemed to be the beneficial owner is 194,060 shares of Common Stock which were purchased in private transactions. The aggregate cost of the purchased shares was $154,164.00.

     The funds used by the reporting person filing this Statement to purchase shares of Common Stock have come from such reporting person's personal funds, which include cash and cash equivalents on hand and in banks.



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CUSIP NO. 593261-10-0                                      Page 4 of 6 Pages
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Item 4.  Purpose of Transaction

     The reporting person filing this Statement has acquired the shares of Common Stock owned by such person for investment purposes. The reporting person has no present intent to or has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, in the future, the reporting person filing this Statement may determine to acquire additional shares of the Common Stock (or other securities of the Issuer), from time to time, or the reporting person may determine to dispose of all or some of his acquired shares of Common Stock subject to his agreement with Friedman, Billings, Ramsey & Co., Inc. (the "Underwriter") which requires that such shares not be sold before August 6, 1997 without the consent of the Underwriter, and to applicable securities laws which limit the sale of such Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, Thomas C. Winstel may be deemed to be the beneficial owner of an aggregate of 194,060 shares of Common Stock, which constitutes approximately 5.73% of the 3,388,000 shares of Common Stock which Thomas C. Winstel believes to be the total number of Common Stock outstanding as of November 11, 1996, the date of the Issuer's final Prospectus. The directly owned shares of Common Stock are held by Thomas C. Winstel in a personal account.

     Nothing contained herein shall be construed as an admission that Thomas C. Winstel is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by Thomas C. Winstel. Except as described herein, to the best knowledge of Thomas C. Winstel, there is no person who may be deemed to comprise a group with the reporting person filing this Statement.


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CUSIP NO. 593261-10-0                                      Page 5 of 6 Pages
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(b)  Thomas C. Winstel has the sole power to vote and the sole power to dispose of the 176,000 shares of Common Stock owned by such reporting person as of November 11, 1996.

(c) Except for Thomas C. Winstel's purchase of 18,060 shares of the Issuer's Common Stock in the initial Public Offering on November 12, 1996, the reporting person filing this Statement has not effected any transactions in the Common Stock within the past 60 days.


(d) No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than his participation in the Issuer's 1996 Stock Option Plan, as of the date of this Statement, the reporting person filing this Statement is not a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

     None.



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CUSIP NO. 593261-10-0                                      Page 6 of 6 Pages
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                                   SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





By:   /s/ Thomas C. Winstel
      _____________________
      Thomas C. Winstel



Date: November 19, 1996